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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D


                   Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*


                                (Name of Issuer)
                               BADGER METER, INC.

                         (Title of Class of Securities)
                          COMMON STOCK $1.00 PAR VALUE

                                 (CUSIP Number)
                                  056525-10-8

(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)
                  JAMES O. WRIGHT, JR., THE WRIGHT TAX SERVICE
            4040 CIVIC CENTER DRIVE, SUITE 200, SAN RAFAEL, CA 94903
                                  415/499-1099

            (Date of Event which Requires Filing of this Statement)
                                  JUNE 17,1996

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

Check the following box if a fee is being paid with the statement . (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
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                                  SCHEDULE 13D

  CUSIP NO.   056525-10-8                                                        Page   2   of   5   Pages

   1     NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
         James O. Wright, Jr.
         ###-##-####


  2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                                                      (a)  / /

                                                                                                               (b)  / /
  3      SEC USE ONLY


  4      SOURCE OF FUNDS
         N/A


  5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2 (e)                 / /


         CITIZENSHIP OR PLACE OF ORGANIZATION
  6      USA

                         7       SOLE VOTING POWER
                                 6,025
        NUMBER OF
         SHARES          8       SHARED VOTING POWER
      BENEFICIALLY               366,007 (1)
        OWNED BY
          EACH           9       SOLE DISPOSITIVE POWER
        REPORTING                8,025
         PERSON
          WITH           10      SHARED DISPOSITIVE POWER
                                 106,680

  11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         372,032

  12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES                               / /


  13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         21.0%


  14     TYPE OF REPORTING PERSON    IN
         (1)  The reported shares are 352,179 shares of Class B Common stock (which is convertible into shares of Common stock on a one-for-one basis) and 13,828 shares of Common Stock.

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!



Sec 1746 (9-88) 2 of 7
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ITEM 1.    SECURITY AND ISSUER

    Badger Meter, Inc. Common Stock, $1.00 Par Value, CUSIP #056525-10-8:
    Corporate headquarters:       Badger Meter, Inc.
                                  4545 W. Brown Deer Road
                                  Milwaukee, WI  53223-0099


ITEM 2.    IDENTITY AND BACKGROUND

     a)  Name of reporting person:         James O. Wright, Jr.

     b)  Business address:                 The Wright Tax Service
                                           4040 Civic Center Drive, Suite 200
                                           San Rafael, CA 94903

     c) Principal occupation and name, principal business and address of employer:

         Mr. Wright, Jr. is Owner of The Wright Tax Service, 4040 Civic Center Drive, Suite 200, San Rafael, CA 94903.

     d) During the last five years, Mr. Wright, Jr. has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     e) During the last five years, Mr. Wright, Jr. was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction by which as a result of such proceeding he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     f) Citizenship: Mr. Wright, Jr. is a citizen of the United States of America.


ITEM 3.    SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         N/A


ITEM 4.    PURPOSE OF TRANSACTION

         Mr. Wright, Jr. is a beneficial owner in terms of voting power of 352,179 shares of Class B Common Stock and 13,828 shares of Common Stock held by the Badger Meter Voting Trust as a result of serving as a voting co-trustee of that Voting Trust.

         Mr. Wright, Jr. has no plans or no intentions with respect to the matters set forth in Item 4 of Schedule 13-D.


ITEM 5.    INTEREST IN SECURITIES OF THE ISSUER

   a) Aggregate Number of Shares:  372,032 shares.
      Percentage of Class:  21.0%.
      Shares of Badger Meter stock outstanding, June 30, 1996:
              Common:      1,209,717
              Class B:       562,785

                                  Page 3 of 5
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         On matters as to which Common Stock and Class B Common Stock vote together, shares of Class B stock have 10 votes per share. Therefore, as of June 30, 1996, Mr. Wright, Jr. is deemed to beneficially own 51.9% of the total voting power of Badger Meter, Inc., along with the other trustees.

     b) Number of shares as to which there is sole power to vote or to direct the vote: 6,025 shares, which is 2,200 more than previously reported. On April 19, 1996, Mr. Wright, Jr. was granted an additional 1,000 stock options. On February 16, 1996, Mr. Wright, Jr. sold 1,000 shares of Class B Common Stock from the Badger Meter Voting Trust to the Badger Meter Officers' Voting Trust for $27.625/shares. On August 1, 1995, September 8, 1995, January 2, 1996, January 18, 1996 and June 11, 1996, Mr. Wright, Jr. sold a total of 800 shares of Common Stock on the open market at prices ranging from $25.00/share to $27.25/share. On May 29, 1996, he exchanged 2,000 shares of Class B Common Stock which were removed from the Badger Meter Voting Trust for 2,000 shares of Common Stock held in the Badger Meter Officers' Voting Trust.

         Number of shares as to which there is shared power to vote or to direct the vote: 366,007 shares, which consists of 352,179 shares of Class B Common Stock and 13,828 shares of Common Stock. This represents a decrease of 38,000 shares resulting from the following transactions. Effective February 16, 1996, 1,000 shares of Class B Common Stock were purchased by the Badger Meter Officers' Voting Trust from the Badger Meter Voting Trust at $27.625 per share. On April 19, 1996, 4,500 shares of Class B Common stock were purchased by the Badger Meter Officers' Voting Trust from the Badger Meter Voting Trust at $28.75 per share. On June 6, 1996, 6,000 shares of Class B Common Stock were purchased by the Badger Meter Officers' Voting Trust from the Badger Meter Voting Trust at $27.25 per share. These were private purchases for the benefit of various participants. On April 19, 1996, the Badger Meter Officers' Voting Trust exchanged 12,500 shares of Common Stock for Class B Common Stock with the Badger Meter Voting Trust. On May 29, 1996, the Badger Meter Officers' Voting Trust exchanged 2,000 shares of Common Stock for Class B Common Stock with the Badger Meter Voting Trust. On June 6, 1996, the Badger Meter Officers' Voting Trust exchanged 3,000 shares of Common Stock for Class B Common Stock with the Badger Meter Voting Trust On June 17, 1996, the Badger Meter Voting Trust exchanged 9,000 shares of Class B Common Stock for 9,000 shares of Common Stock with the Badger Meter ESSOP. All the above Common Stock shares were removed from the Badger Meter Voting Trust.

         Number of shares as to which there is sole power to dispose or to direct the disposition: 8,025. This includes 2,025 shares of Badger
         Meter Common Stock, 4,000 options to    purchase Common Stock and
         2,000 shares of Class B Common Stock.

         Number of shares as to which there is shared power to dispose or to direct the disposition: 106,680 shares.

In addition to Mr. Wright, Jr., the other voting co-trustees of the Badger Meter Voting Trust are:

Mr. James L. Forbes, President & CEO       Mr. James O. Wright, Sr., Chairman
Badger Meter, Inc.                         Badger Meter, Inc.
4545 W. Brown Deer Road                    4545 W. Brown Deer Road
Milwaukee, WI  53223-0099                  Milwaukee, WI  53223-0099
Manufacturer of flow measurement and       Manufacturer of flow measurement and
control products                           control products.

     c) The beneficiaries of the Badger Meter Voting Trust have the right to receive all dividends on and proceeds from any sale of the shares of stock which they have deposited.


                                  Page 4 of 5
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ITEM 6.    CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH
           RESPECT TO SECURITIES OF THE ISSUER

         Messrs. Wright, Sr. and Forbes are also voting co-trustees of the Badger Meter Voting Trust. Except for shares personally reported as beneficially owned by the reporting party, Mr. Wright, Jr. disclaims beneficial interest in shares in the Badger Meter Voting Trust.

ITEM 7.    MATERIAL TO BE FILED AS EXHIBITS

         Exhibit A - Badger Meter Voting Trust, dated June 1, 1953, as amended (previously filed).


SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



- ------------------------------                 ------------------------------
             Date                                          Signature


                                                     James O. Wright, Jr.
                                               ------------------------------
                                                        Name/Title

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of this filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention:   Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)





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